EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, (in millions, except ratios)	2015
Excluding interest on deposits
Income before income tax expense	$8,224
Fixed charges:
Interest expense	1,524
One-third of rents, net of income from subleases (a)	135
Total fixed charges	1,659
Add: Equity in undistributed loss of affiliates	39
Income before income tax expense and fixed charges, excluding capitalized interest	$9,922
Fixed charges, as above	$1,659
Ratio of earnings to fixed charges	5.98
Including interest on deposits
Fixed charges, as above	$1,659
Add: Interest on deposits	364
Total fixed charges and interest on deposits	$2,023
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$9,922
Add: Interest on deposits	364
Total income before income tax expense, fixed charges and interest on deposits	$10,286
Ratio of earnings to fixed charges	5.08

(a)	The proportion deemed representative of the interest factor.